EXHIBIT I

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08 Bermuda
EARNINGS RELEASE

TEEKAY TANKERS LTD. REPORTS FIRST QUARTER RESULTS

Highlights

▪	Reported first quarter net income of $14.0 million, or $0.56 per share
▪	Declared a cash dividend of $0.70 per share for the quarter ended March 31, 2008
▪	In April 2008, acquired two Suezmax tankers from Teekay Corporation
▪	Achieved TCE of $36,253 per day on the spot Aframax fleet during quarter ended March 31, 2008

Hamilton, Bermuda, May 14, 2008 - Teekay Tankers Ltd. (Teekay Tankers or the Company) today reported net income of $14.0 million, or $0.56 per share, for the three months ended March 31, 2008, compared to net income of $6.2 million, or $0.38 per share, for the three months ended December 31, 2007. Net voyage revenues(1) for the three months ended March 31, 2008 were $26.6 million, compared to $21.2 million for the three months ended December 31, 2007.

On May 13, 2008, Teekay Tankers declared a cash dividend of $0.70 per share for the period from January 1, 2008 to March 31, 2008, representing a total cash dividend of $17.5 million(2). The dividend will be paid on May 30, 2008 to all shareholders of record on May 23, 2008.

Operating Results

The following table highlights the operating performance of the Company’s time-charter and spot-charter vessels measured in net revenues per revenue day, or time-charter equivalent (TCE):

	Three Months Ended
	March 31, 2008	December 31, 2007
Time-Charter Aframax Fleet
Revenue days (3)	415	240
TCE per revenue day (4)	$32,025	$33,182

Spot-Charter Aframax Fleet
Revenue days (3)	382	588
TCE per revenue day (4)	$36,253	$22,610

Total Aframax Fleet
Revenue days (3)	797	828
TCE per revenue day (4)	$34,050	$25,679

(1)
Net voyage revenues represents voyage revenues less voyage expenses. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekaytankers.com for a reconciliation of this non-GAAP financial measure.

(2)	Refer to Appendix A to this release for the calculation of the cash dividend amount.
(3)	Revenue days excludes offhire days.
(4)	TCE per day excludes Aframax Pool management fees and commissions.

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During the first quarter of 2008, spot tanker freight rates strengthened from the previous quarter primarily driven by growing tanker demand, limited fleet growth, and increasing discrimination against single-hull tankers.  Early in the second quarter of 2008, freight rates for crude tankers experienced a considerable counter seasonal increase and have thus far averaged above those experienced during the first quarter of 2008.  The strength of the spot tanker markets is being driven primarily by higher volumes of crude imports into China (up approximately 15 percent from the prior year), which in turn is driving higher volumes of ton-mile intensive Atlantic to Pacific crude oil movements.

In its May 2008 report, the International Energy Agency (or IEA) estimated 2008 oil demand growth of 1.0 million barrels per day (mb/d), a 1.2 percent increase from 2007. Nearly all of the growth in global oil demand in 2008 is expected to originate from energy intensive developing economies which have so far been only marginally affected by the economic slowdown in the United States.

The trend of tanker sales for conversion to offshore units and dry bulk vessels continues to dampen tanker supply growth. In addition, record-high scrap steel prices have led to an increase in oil tankers being sold for demolition. The removal of these tankers should help keep tanker supply and demand finely-balanced during the remainder of 2008.

Teekay Tankers’ Fleet

The following table summarizes the Company’s fleet as of April 30, 2008:

	Aframax Fleet	Suezmax Fleet	Number of Owned Vessels
Time-Charter Vessels	5	1	6
Spot-Charter Vessels	4	1	5
Total	9	2	11

On April 7, 2008, the Company acquired two double-hull Suezmax-class oil tankers, the 2002-built Ganges Spirit and the 2003-built Narmada Spirit, from Teekay Corporation for a total cost of $186.9 million. The Company financed the acquisition by assuming existing debt related to the vessels and utilizing the Company’s undrawn revolving credit facility for the remainder of the purchase price. The Ganges Spirit will be employed on its pre-existing time-charter contract that expires in May 2012 and the Narmada Spirit is currently employed in spot market trading as part of Teekay’s Gemini Pool.

Future Growth Opportunities

Teekay has agreed to offer the Company, within 18 months following the completion of Teekay Tankers’ IPO in December 2007, the right to purchase from it an additional two existing Suezmax-class oil tankers. The Company anticipates additional opportunities to expand its fleet through acquisitions of tankers from third parties and additional tankers that it expects Teekay Corporation will offer to it from time to time. These tankers may include crude oil and product tankers.

Liquidity

As of March 31, 2008, the Company had total liquidity of $159.5 million, comprising $44.5 million in cash and $115.0 million in an undrawn revolving credit facility. As of April 30, 2008, after the acquisition of the Ganges Spirit and the Narmada Spirit as mentioned above, the Company had total liquidity of $93.8 million, comprising $53.1 million in cash and $40.7 million in an undrawn revolving credit facility.

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About Teekay Tankers Ltd.

Teekay Tankers Ltd. is a Marshall Islands corporation recently formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its conventional oil tanker business. Teekay Tankers Ltd. currently owns a fleet of nine double-hull Aframax-class oil tankers and two double-hull Suezmax-class oil tankers, which an affiliate of Teekay Corporation manages through a mix of short- or medium-term fixed-rate time-charter contracts and spot tanker market trading. In addition, Teekay Corporation has agreed to offer to Teekay Tankers Ltd., within 18 months following the completion of its initial public offering on December 18, 2007, the opportunity to purchase an additional two existing Suezmax-class oil tankers. Teekay Tankers Ltd. intends to distribute on a quarterly basis all of its cash available for distribution, subject to any reserves established by its board of directors.

Teekay Tankers’ common stock trade on the New York Stock Exchange under the symbol “TNK”.

Earnings Conference Call

The Company plans to host a conference call at 1:00 p.m. ET on Thursday, May 15, 2008, to discuss the Company’s results and the outlook for its business activities. All stockholders and interested parties are invited to listen to the live conference call and view the Company’s earnings presentation through the Company’s web site at www.teekaytankers.com.  The Company plans to make available a recording of the conference call until midnight May 22, 2008 by dialing (866) 203-1112 or (647) 436-0148, access code 2749664, or via the Company’s web site until June 14, 2008.

For Investor Relations enquiries contact:
Dave Drummond
Tel:  +1 (604) 609-6442

For Media enquiries contact:
Alana Duffy
Tel:  +1 (604) 844-6605

Web site:  www.teekaytankers.com

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TEEKAY TANKERS LTD. SUMMARY CONSOLIDATED STATEMENTS OF INCOME (1) (in thousands of U.S. dollars, except share data)

	Three Months Ended
	March 31, 2008	December 31, 2007
	(unaudited)	(unaudited)

VOYAGE REVENUES	26,671	35,089

OPERATING EXPENSES
Voyage expenses	96	13,939
Vessel operating expenses	5,580	6,084
Depreciation and amortization	3,489	3,939
General and administrative	1,321	3,093
	10,486	27,055
Income from vessel operations	16,185	8,034
OTHER ITEMS
Interest expense	(2,206)	(1,800)
Interest income	65	-
Foreign exchange loss	(6)	(9)
	(2,147)	(1,809)
Net income	14,038	6,225
Earnings per share - Basic and diluted	$0.56	$0.38
Weighted-average number of Class A common shares outstanding - Basic and diluted (2)	12,500,000	4,021,739
Weighted-average number of Class B common shares outstanding - Basic and diluted (2)	12,500,000	12,500,000
Weighted-average number of total common shares outstanding - Basic and diluted	25,000,000	16,521,739

(1)
During October 2007, Teekay Corporation formed Teekay Tankers Ltd., a Marshall Islands corporation. Prior to the closing of the Company’s initial public offering on December 18, 2007, a subsidiary of Teekay Corporation transferred to the Company nine wholly owned subsidiaries, each of which owns one Aframax-class oil tanker, in exchange for 12,500,000 shares of the Company’s Class B common stock, 2,500,000 shares of the Company’s Class A common stock and a $180.8 million non-interest bearing promissory note. Prior to these contributions to the Company, Teekay Corporation transferred seven of the nine Aframax tankers to seven new ship-owning subsidiaries. The accounts of the remaining two wholly owned subsidiaries and any transactions specifically attributable to these nine vessels in Teekay Corporation or other subsidiaries of Teekay Corporation which were not contributed to the Company are collectively referred to as Teekay Tankers Predecessor or the Predecessor. These transfers represent a reorganization of entities under common control and have been recorded at historical cost.

(2)
For periods prior to the Company’s initial public offering on December 18, 2007, represents the number of common shares received by Teekay Corporation in exchange for a 54% ownership in Teekay Tankers Ltd. at the time of the initial public offering.

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TEEKAY TANKERS LTD. SUMMARY CONSOLIDATED BALANCE SHEETS (in thousands of U.S. dollars)
	As at	As at
	March 31, 2008	December 31, 2007
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	44,477	34,839
Accounts receivable and due from pool	11,333	4,094
Other current assets	1,856	2,088
Vessels and equipment	265,406	267,729
Other non-current assets	2,731	1,574
Total Assets	325,803	310,324
LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued liabilities	7,743	4,615
Current portion of long-term debt	3,600	3,600
Due to affiliates	3,943	-
Long-term debt	144,600	145,500
Other long-term liabilities	10,809	7,815
Stockholders’ equity	155,108	148,794
Total Liabilities and Stockholders’ Equity	325,803	310,324

TEEKAY TANKERS LTD. SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of U.S. dollars)

	Three Months Ended March 31,
	2008	2007
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	14,633	23,658
FINANCING ACTIVITIES
Proceeds from long-term debt	-	80,564
Debt issuance costs	(220)	-
Scheduled repayments of long-term debt	(900)	(900)
Prepayments of long-term debt	-	(65,458)
Net repayments to affiliates	-	(319)
Return of capital	-	(37,440)
Payment of cash dividend	(2,875)	-
Share issuance costs	(892)	-
Net financing cash flow	(4,887)	(23,553)
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(108)	(105)
Net investing cash flow	(108)	(105)
Increase in cash and cash equivalents	9,638	-
Cash and cash equivalents, beginning of the period	34,839	-
Cash and cash equivalents, end of the period	44,477	-

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TEEKAY TANKERS LTD. APPENDIX A – CASH DIVIDEND CALCULATION (in thousands of U.S. dollars)

Cash Available for Distribution

The Company has adopted a dividend policy to pay a variable quarterly dividend equal to its Cash Available for Distribution, subject to any reserves its board of directors may from time to time determine are required for the prudent conduct of its business. Cash Available for Distribution represents net income plus depreciation and amortization, loan cost amortization, non-cash tax costs and any write-offs or other non-recurring items.

Three months ended March 31, 2008
(unaudited)

Net income	14,038
Add:
Depreciation and amortization	3,489
Amortization of debt issuance costs and other	95
Cash Available for Distribution	17,622

Weighted-average number of total common shares outstanding	25,000,000

Cash dividend per share	$0.70

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Company’s future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market during the remainder of 2008, and spot tanker charter rates; and the potential for Teekay Corporation to offer to Teekay Tankers Ltd. the opportunity to purchase tankers, including the two existing Suezmax-class oil tankers which Teekay Corporation is obligated to offer the Company within 18 months following the completion of Teekay Tankers’ IPO. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and inability of the Company to renew or replace short- or medium-term contracts; the Company’s ability to raise financing to purchase additional vessels; and other factors discussed in Teekay Tankers’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2007.  The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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